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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                                   NEFF CORP.

                                (Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE                         006400941

    (Title of class of securities)                          (CUSIP number)

                                  PAUL BOSSIDY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000

(Name, address and telephone number of person authorized to receive notices and communications)
                                 NOT APPLICABLE

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)


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47660.1854

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
CUSIP No.                   006400941                                    13D                         Page 2 of 8
---------------------------------------------------------------------             -------------------------------------------------
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        1          NAMES OF REPORTING PERSONS:                       GENERAL ELECTRIC CAPITAL CORPORATION
                   I.R.S. IDENTIFICATION NOS.                                     13-1500700
                   OF ABOVE PERSONS:
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        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                           (B) [X]
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        3           SEC USE ONLY

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        4          SOURCE OF FUNDS:               WC

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        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
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        6          CITIZENSHIP OR PLACE OF ORGANIZATION:             NEW YORK

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         NUMBER OF             7    SOLE VOTING POWER:                            5,100,000 (SEE ITEM 5)
          SHARES
                            -------------------------------------------------------------------------------------------------------
       BENEFICIALLY            8    SHARED VOTING POWER:                          0
         OWNED BY
                            -------------------------------------------------------------------------------------------------------
           EACH                9    SOLE DISPOSITIVE POWER:                       5,100,000 (SEE ITEM 5)
         REPORTING
                            -------------------------------------------------------------------------------------------------------
        PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

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        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       5,100,000 (SEE ITEM 5)

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        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

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        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          24.1%
                                                                                                                (SEE ITEM 5)
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        14         TYPE OF REPORTING PERSON:                         CO

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

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CUSIP No.                   006400941                                    13D                         Page 3 of 8
---------------------------------------------------------------------             --------------------------------------------------
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        1          NAME OF REPORTING PERSON:                         GENERAL ELECTRIC CAPITAL SERVICES, INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.                              06-1109503
                   OF ABOVE PERSON:
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        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [_]
                                                                                                                             (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS:               NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
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        6          CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

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         NUMBER OF             7    SOLE VOTING POWER:                            DISCLAIMED (SEE 11 BELOW)
          SHARES
                            --------------------------------------------------------------------------------------------------------
       BENEFICIALLY            8    SHARED VOTING POWER:                          0
         OWNED BY
                            --------------------------------------------------------------------------------------------------------
           EACH                9    SOLE DISPOSITIVE POWER:                       DISCLAIMED (SEE 11 BELOW)
         REPORTING
                            --------------------------------------------------------------------------------------------------------
        PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

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        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
                                                                                  GENERAL ELECTRIC CAPITAL SERVICES, INC.
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        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                        [_]

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        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                                (SEE 11 ABOVE)
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        14         TYPE OF REPORTING PERSON:                         CO

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

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CUSIP No.                   006400941                                    13D                         Page 4 of 8
---------------------------------------------------------------------             --------------------------------------------------
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        1           NAME OF REPORTING PERSON:                        GENERAL ELECTRIC COMPANY
                   S.S. OR I.R.S. IDENTIFICATION NO.                              14-0689340
                   OF ABOVE PERSON:
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        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [_]
                                                                                                                             (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

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        4          SOURCE OF FUNDS:               NOT APPLICABLE

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        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
------------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:             NEW YORK

------------------------------------------------------------------------------------------------------------------------------------
         NUMBER OF             7    SOLE VOTING POWER:                            DISCLAIMED (SEE 11 BELOW)
          SHARES
                            --------------------------------------------------------------------------------------------------------
       BENEFICIALLY            8    SHARED VOTING POWER:                          0
         OWNED BY
                            --------------------------------------------------------------------------------------------------------
           EACH                9    SOLE DISPOSITIVE POWER:                       DISCLAIMED (SEE 11 BELOW)
         REPORTING
                            --------------------------------------------------------------------------------------------------------
        PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

------------------------------------------------------------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
                                                                                  GENERAL ELECTRIC COMPANY
------------------------------------------------------------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                        [_]

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        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                                (SEE 11 ABOVE)
------------------------------------------------------------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON:                         CO

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

                  This Amendment No. 3 (this "Amendment") amends the Schedule 13D filed by General Electric Capital Corporation, a New York corporation ("GE Capital"), for and on behalf of itself, GECFS, Inc. ("GECFS"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE") on April 21, 2000 (as amended by Amendment No. 1 filed on June 2, 2000 and Amendment No. 2 filed on January 3, 2001, the "Original Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.01 per share ("Common Stock"), of Neff Corporation (the "Company"). Capitalized terms used herein but not defined shall have the meanings attributed to them in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 (a-j) is hereby amended to add the following:

                  As described in the Original Schedule 13D, on December 29, 2000 United Rentals, Inc. ("United Rentals") made a non-binding proposal with respect to a transaction in which United Rentals would acquire the Company in a merger. Pursuant to the terms of a non-binding letter dated December 29, 2000, GE Capital had indicated its support of a transaction involving United Rentals and the Company on the terms and subject to the conditions set forth in the term sheet attached thereto. United Rentals' non-binding proposal expired by its terms (after giving effect to all extensions thereof) and was terminated on February 26, 2001.

                  GE Capital will continue to evaluate and pursue its options in connection with the Company and the shares of Class B Common Stock of the Company held by GE Capital and, in this connection, may continue to have discussions with management and with interested parties. Among other things, GE Capital reserves the right to acquire additional securities of the Company and to dispose of all or a portion of the Class B Common Stock of the Company currently held by it.

                  Other than as described in this Item 4, none of GE Capital, GECS and GE have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                    GENERAL ELECTRIC CAPITAL CORPORATION


                                    By:     /s/ Paul Bossidy
                                            ------------------------------------
                                            Name:    Paul Bossidy
                                            Title:   Authorized Signatory

                                    Dated:  February 27, 2001

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                           GENERAL ELECTRIC CAPITAL SERVICES, INC.


                           By:      /s/ Barbara Danielle
                                    -----------------------------------
                                    Name:   Barbara Danielle
                                    Title:  Authorized Signatory

                                    Dated:  February 27, 2001

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                            GENERAL ELECTRIC COMPANY


                            By:     /s/ Paul Bossidy
                                    ------------------------------------
                                    Name:    Paul Bossidy
                                    Title:   Authorized Signatory

                            Dated:  February 27, 2001












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